Exhibit 99.1

Catalyst Paper announces new Board of Directors in preparation for exit from creditor protection

RICHMOND, BC, Aug. 27, 2012 /CNW/ - Catalyst Paper today announced that the following individuals have been selected by certain of the senior secured and unsecured noteholders in accordance with the terms of the Court-sanctioned second amended Plan of Arrangement to form the new Board of Directors on the company's emergence from creditor protection.

John Brecker - Mr. Brecker brings director and management experience in a family of hedge funds as well as operations expertise in the chemical, retail and auto industries. He holds a law degree from St. John's University and a political science degree from American University.

Giorgio Caputo -Mr. Caputo is a Portfolio Manager and Senior Analyst with First Eagle's Global Value Team. He has worked in the financial services and investment management industries since 1996, most recently with Credit Suisse and JANA Partners. He is a graduate of Princeton University and Columbia Business School.

John Charles - Mr. Charles is a CA with more than 30 years of leadership experience in telecommunications, investment banking, mining and real estate. A Queen's University graduate, he is currently on the board of directors of Aeroman and AVEOS Holdings, Prism Medical Ltd., LeBlanc & Royle Enterprises and Jones Brown and a former director of AVEOS Fleet Performance Inc.

Kevin J. Clarke - Mr. Clarke is currently President and CEO and a director of Catalyst Paper and will continue on the new Board.

Todd Dillabough - Mr. Dillabough is President, CEO and COO of Trident Resources Corp, an independent natural gas E&P company that was restructured in 2010. He holds a BSc in Geology from the University of Calgary, is a former governor of CAPP and a former director of AVEOS Fleet Performance Inc.

Walter Jones - Mr. Jones brings 25 years of hands-on experience as a turnaround consultant with companies in a range of industries. He holds a bachelor of science in industrial engineering from Pennsylvania State University and has served in a variety of operating, restructuring and executive roles.

Leslie Lederer - Mr. Lederer is a former industry executive with Smurfit-Stone Container Corporation and a specialist in corporate restructuring, financing, mergers and acquisitions. He served in key roles with SSAB Svenskt Stal AB and IPSCO Inc. and is a member of the Illinois Bar.

In preparing to turn governance of Catalyst to the new Board of Directors, current Chairman Jeffrey Marshall noted that many parties played a vital role in ensuring the second amended Plan of Arrangement was approved by creditors and sanctioned by Order of the Supreme Court of British Columbia on June 28, 2012.

"Typically, CCAA proceedings with companies as large as Catalyst take years, not months, to be completed and this one reached the sanction stage in six months with the company now set to emerge in the very near term," Mr. Marshall said. "To achieve this result in such a timely fashion would not have been possible without the dedication and unwavering support of employees, unions, management team, customers, suppliers, retirees and pensioners, as well as the communities where Catalyst operations are located," he added.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights Magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:

Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

Media:

Lyn Brown
Vice-President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 20:00e 27-AUG-12